UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the plan year ended December 31, 1999

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ________

Commission file number 001-14097

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAUER-DANFOSS EMPLOYEES'

SAVINGS AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sauer-Danfoss Inc.

2800 East 13th Street

Ames, IA 50010

REQUIRED INFORMATION

The following plan financial statements, schedules, and reports have been prepared in accordance with the financial reporting requirements of ERISA.

1. Financial Statements:

Report of Independent Auditors, KPMG LLP

Statement of Net Assets Available for Plan Benefits as of

December 31, 1999 and 1998

Statement of Changes in Net Assets Available for Plan Benefits for

the years ended December 31, 1999 and 1998

Notes to Financial Statements

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes as of

December 31, 1999

2. Exhibits:

Consent of KPMG LLP, Independent Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: July 12, 2000 SAUER-DANFOSS EMPLOYEES' SAVINGS

AND RETIREMENT PLAN

By: Sauer-Danfoss (US) Company

----------------------------------------

Plan Administrator

By: Kenneth D. McCuskey

----------------------------------------

Kenneth D. McCuskey

Vice President

Exhibit 23

Independent Auditors' Consent

Employee Benefit Committee Sauer-Sundstrand
Employees' Savings and Retirement Plan
Des Moines, Iowa:

We consent to incorporation by reference in the Registration Statement No. 333-93745 on Form S-8 of Sauer Inc. of our report dated April 28, 2000, relating to the statements of net assets available for benefits of the Sauer-Sundstrand Employees' Savings and Retirement Plan as of December 31, 1999 and 1998, the related statements of changes in net assets available for benefits for the years then ended, and the related supplementary supporting schedule which appears in the December 31, 1999, Annual Report on Form 11-K of the Sauer-Sundstrand Employees' Savings and Retirement Plan.

KPMG LLP

Des Moines, Iowa

July 11, 2000

SAUER-SUNDSTRAND EMPLOYEES'
SAVINGS AND RETIREMENT PLAN

Financial Statements and Schedules

December 31, 1999 and 1998

(With Independent Auditors' Report Thereon)

SAUER-SUNDSTRAND EMPLOYEES'
SAVINGS AND RETIREMENT PLAN

Table of Contents

Page

Independent Auditors' Report 1

Statements of Net Assets Available for Benefits 2

Statements of Changes in Net Assets Available for Benefits 2

Notes to Financial Statements 3

Schedule

1 Schedule H Line 4i - Schedules of Assets 7

Independent Auditors' Report

Employee Benefit Committee
Sauer-Sundstrand Employees'
Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Sauer-Sundstrand Employees' Savings and Retirement Plan as of December 31, 1999 and 1998 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sauer-Sundstrand Employees' Savings and Retirement Plan and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

April 28, 2000

SAUER-SUNDSTRAND EMPLOYEES'
SAVINGS AND RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 1999 and 1998

	1999	1998

Assets - net value of Plan's interest in the Trust (note 3)	$45,845,674	40,098,085

Liabilities	-	-

Net assets available for benefits	$45,845,674	40,098,085

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 1999 and 1998

	1999	1998

Additions to net assets attributed to:
Contributions:
Employees	$3,166,607	3,315,922
Employer	38,397	37,154
Net investment gain from the Trust (note 3)	4,387,027	3,827,563

Total additions	7,592,031	7,180,639

Deductions from net assets attributed to:
Benefits paid	2,332,645	1,398,291
Fees	28,896	-
Premiums	54,818	14,162

Total deductions	2,416,359	1,412,453

Transfers from other plans, net	571,917	132,332

Net increase in net assets available for benefits	5,747,589	5,900,518

Net assets available for benefits:
Beginning of year	40,098,085	34,197,567

End of year	$45,845,674	40,098,085

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of Sauer-Sundstrand Employees' Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan's agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which covers any person regularly employed by Sauer-Sundstrand Company (the Company) at its Ames, Iowa; West Branch, Iowa; Freeport, Illinois; Minneapolis, Minnesota; Lawrence, Kansas; or in the office of its La Salle, Illinois facility. Persons employed on a part-time, temporary, or irregular basis for less than 1,000 hours a year are excluded from coverage.

Administration

The Plan is administered by the Employee Benefit Committee of the Company (the Plan Administrator).

Trustees

Institutional Trust Company has been designated as Trustee of the Plan. Investors Fiduciary Trust Company was previously designated Trustee through August 1998.

Contributions

The Plan is funded primarily by employee contributions. Participating employees may contribute a percentage of their wages ranging from 1% to 21%. Annual contributions, including life insurance purchased, may not exceed $10,000 in 1999 and 1998, as indexed by the Internal Revenue Service. The Plan also places certain restrictions on contributions from those employees defined as highly compensated.

The West Branch, Iowa facility is the only location which also has employer contributions. Employer contributions cannot exceed 4% of the participant's compensation.

Participant Accounts

Participants have the option to invest contributions in the following funds: INVESCO Retirement Stable Value Fund, IIF Select Income Fund, IVT Total Return Fund, ITC 500 Index Fund, AIM Blue Chip Growth Fund, IDF Small Company Growth, ITC ADR Fund, and Fidelity Equity Income Fund. Participant accounts are credited for contributions and allocations of Plan earnings. Plan earnings are allocated to participants based upon their relative percentages of each fund's investment account balance. In addition, participants may elect to invest in a life insurance fund which purchases coverage for them and their families. Assets invested in participant life insurance coverage are excluded from Plan assets.

Participants may also elect to borrow up to amounts defined in the Plan. Participant loans amounting to $1,544,791 and $1,646,075 at December 31, 1999 and 1998, respectively, are included in the net value of the Plan's interest in the Trust.

Vesting

Participants are immediately vested in their voluntary contributions and actual earnings thereon. The interests of participants in the employer contributions and actual earnings thereon, applicable for participants of the West Branch, Iowa facility only, vest as follows:

  Upon termination of employment at or after age sixty-five - 100%.

  Upon death or disability - 100%.

  Upon any other termination of employment, the following vesting schedule is applicable:

Years	Vesting
of service	percentage

1	20%
2	40
3	60
4	80
5 of more	100

The vesting percentage is calculated to the nearest 1/1000 of 1% based upon the number of completed years and days of service.

Plan Expenses

Administrative expenses of the Plan are paid by the Company, except for mutual fund investment fees which are paid by the Plan.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis and present the net assets available for benefits and changes in those assets. The Plan's assets and liabilities consist of the assets and liabilities of the Sauer-Sundstrand Employees' Savings and Retirement Plan Trust (the Trust).

The Plan Administrator has made certain estimates and assumptions relating to the reporting of assets, liabilities, and changes therein to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

Federal Income Taxes

The Internal Revenue Service has issued a determination letter that the Plan is qualified, and the Trust established by the Plan is tax-exempt, under Sections 401(a) and 501(a) of the Internal Revenue Code. Continued qualification of the Plan will depend on the operation of the Plan in compliance with the Internal Revenue Code.

(3) The Trust

Investments are valued at quoted market prices, if available. Investments not having an established market are valued at fair value as determined by the Trustees.

The fair values of investments of the Trust at December 31, 1999 and 1998 were as follows:
	1999	1998

Fidelity Equity Income Fund	$14,171,607	14,763,599
INVESCO Retirement Stable Value Fund	13,920,981	12,749,281
IIF Select Income Fund	246,057	354,692
IVT Total Return Fund	3,277,704	3,191,890
ITC 500 Index Fund	2,191,200	678,993
AIM Blue Chip Growth Fund	7,577,228	5,346,606
IDF Small Company Fund	-	170,405
IDF Small Company Growth	1,177,092	-
ITC ADR Fund	1,739,014	1,192,761
Cash	-	3,783
Participant loans	1,544,791	1,646,075

	$45,845,674	40,098,085

Investment income for 1999 and 1998 was as follows:
	1999	1998

Interest	$110,855	137,292
Dividends	2,609,218	1,109,717
Capital gains	-	191,838
Net realized and unrealized appreciation (depreciation):
Norwest Stable Return Fund	-	525,219
Fidelity Equity Income Fund	(493,333)	795,101
Fidelity Growth Company Fund	-	(324,517)
Vanguard Wellington Fund	-	(110,034)
Vanguard International Growth Portfolio	-	(8,992)
IIF Select Income Fund	(26,392)	(4,081)
IVT Total Return Fund	(267,849)	270,623
ITC 500 Index Fund	287,237	56,628
AIM Blue Chip Growth Fund	1,532,069	1,049,032
IDF Small Company Fund	(2,471)	16,978
IDF Small Company Growth	289,007	-
ITC ADR Fund	348,686	122,759

	$4,387,027	3,827,563

(4) Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. Upon termination of the Plan, each participant's account shall be fully vested and nonforfeitable.

			Schedule 1
SAUER-SUNDSTRAND EMPLOYEES'
SAVINGS AND RETIREMENT PLAN

Schedule H Line 4i - Schedules of Assets

December 31, 1999 and 1998

	1999
			Fair
Description	Units	Cost	value

Fidelity Equity Income Fund	264,988.90	$12,976,923	14,171,607
INVESCO Retirement Stable Value Fund	13,920,981.08	13,920,981	13,920,981
IIF Select Income Fund	40,536.63	264,898	246,057
IVT Total Return Fund	113,180.39	3,341,989	3,277,704
ITC 500 Index Fund	62,821.11	1,879,261	2,191,200
AIM Blue Chip Growth Fund	145,380.44	5,300,799	7,577,228
IDF Small Company Growth	63,216.51	925,470	1,177,092
ITC ADR Fund	74,796.28	1,308,732	1,739,014
Participant loans	N/A	1,544,791	1,544,791

		$41,463,844	45,845,674

	1998
			Fair
Description	Units	Cost	value

Fidelity Equity Income Fund	265,771.36	$12,637,161	14,763,599
INVESCO Retirement Stable Value Fund	12,749,281.36	12,749,281	12,749,281
IIF Select Income Fund	53,904.50	359,006	354,692
IVT Total Return Fund	101,782.20	2,942,607	3,191,890
ITC 500 Index Fund	23,535.28	624,010	678,993
AIM Blue Chip Growth Fund	128,895.99	4,317,214	5,346,606
IDF Small Company Fund	16,448.35	158,581	170,405
ITC ADR Fund	64,965.22	1,071,976	1,192,761
Cash	N/A	3,783	3,783
Participant loans	N/A	1,646,075	1,646,075

		$36,509,694	40,098,085

See accompanying independent auditors' report.